Annual Shareholder Meeting Results:

The Funds held their joint annual meeting of shareholders on December 14, 2010. Shareholders of the Funds voted as indicated below:

								Withheld
						Affirmative  	Authority

Municipal III
Election of James A. Jacobson*
Class II to serve until 2013 			 6,011 		  102
Election of Alan Rappaport*
Class I to serve until 2012 			 6,011 		  102

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Paul Belica, Hans W. Kertess, William B. Ogden, IV and John C. Maney+ continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee